UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                        HEADWAY CORPORATE RESOURCES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    422101105
                                 (CUSIP Number)

                      HCM HIGH YIELD OPPORTUNITY FUND, L.P.
                                 ONE PARK PLACE
                         621 N.W. 53RD STREET, SUITE 620
                            BOCA RATON, FLORIDA 33487
                            TELEPHONE: (561) 995-4900
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)


                                     COPY TO

                             THEODORE H. LATTY, ESQ.
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, SUITE 3600
                       LOS ANGELES, CALIFORNIA 90071-3442
                            TELEPHONE: (213) 613-2808

                                DECEMBER 29, 2000
                   (Date of Event which Requires Filing of
                               this Statement)

------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     ---------------------------------------
                                PAGE 1 OF 6 PAGES
                     ---------------------------------------

                                 SCHEDULE 13D
-----------------------------              -------------------------------------
CUSIP No. 422101105                                     PAGE 2 OF 6 PAGES
-----------------------------              -------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HCM HIGH YIELD OPPORTUNITY FUND, L.P.

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|

                                                                         (B) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
     NUMBER OF
      SHARES              0
                    ------------------------------------------------------------
   BENEFICIALLY       8   SHARED VOTING POWER
     OWNED BY
                          0
                    ------------------------------------------------------------
   EACH REPORTING     9   SOLE DISPOSITIVE POWER
      PERSON
                          0
                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000*
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.3%<F1>
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

[FN]
<F1>

Represents 500,000 shares held by Anderson, Weinroth & Co., L.P. as to which HCM High Yield Opportunity Fund, L.P. disclaims beneficial ownership.


                                  SCHEDULE 13D
-----------------------------              -------------------------------------
CUSIP No. 422101105                                     PAGE 3 OF 6 PAGES
-----------------------------              -------------------------------------

ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, $0.0001 par value per share (the "Headway Common Stock"), of Headway Corporate Services, Inc., a Delaware corporation, with its principal executive offices at 850 Third Avenue, 11th Floor, New York, New York 10022 (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND

            (a)-(c) and (f). This statement is being filed by HCM High Yield Opportunity Fund, L.P. ("HCM"), a Delaware limited partnership. The general partner of HCM is Blue Highway Management Limited, a Bermuda corporation ("BHML"); BHML is wholly owned by Winchester Fiduciary Services Limited, a Bermuda corporation ("WFSL"), which is wholly owned by Winchester Global Trust Company Limited, a Bermuda corporation ("WGTCL"). WGTCL may be deemed to be controlled by Oskar P. Lewnowski, a citizen of Austria. The following individuals are officers and directors of BHML, WFSL and WGTCL: Oskar P. Lewnowski, Chairman and Director; Thomas H. Davis, President, Chief Executive Officer and Director; William F. Maycock, Executive Vice President; Priscilla Murray Brown, Vice President and Secretary; R. Arliss Francis, Director; and Paul S. Schreiber, Director. In addition, Carol Ansaldi is a Vice President of WFSL. Mr. Schreiber, Ms. Brown and Ms. Ansaldi are United States citizens; Mr. Davis, Mr. Maycock and Mr. Francis are citizens of Bermuda. HCM, BHML, WFSL, WGTCL and the individuals referred to above are hereinafter sometimes referred to collectively as the "Reporting Persons".

            The address of the principal business and office of HCM is One Park Place, 621 N.W. 53rd Street, Suite 620, Boca Raton, Florida 33487. The address of the principal business and office of BHML, WFSL and WGTCL is Williams House, 20 Reid Street, Hamilton, HM 11, Bermuda; the business addresses of the individuals named above are as follows: 599 Lexington Avenue, New York, NY 10022 for Mr. Schreiber; The Diamond Company, HM 1620, Hamilton HM 6X, Bermuda for Mr. Francis; and Williams House, 20 Reid Street, Hamilton, HM 11, Bermuda for the others.

            HCM is a private investment partnership. BHML, WFSL and WGTCL are investment and financial advisers.

            (d) and (e). During the last five years, to the knowledge of HCM, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
-----------------------------              -------------------------------------
CUSIP No. 422101105                                     PAGE 4 OF 6 PAGES
-----------------------------              -------------------------------------

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On March 7, 2000, HCM acquired in a market transaction 500,000 shares of Headway Common Stock for its own account and 500,000 shares of Headway Common Stock for the account of Anderson, Weinroth & Co., L.P. ("AWLP") for an aggregate purchase price of $1,562,500 and $562,500, respectively. HCM acquired its shares of Headway Common Stock with its general funds. On March 10, 2000, HCM transferred 500,000 shares of Headway Common Stock to AWLP. During the period from March 27, 2000 through December 29, 2000, HCM sold an aggregate of 500,000 shares of Headway Common Stock in open market transactions. HCM no longer holds any shares of Headway Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION

            HCM acquired the shares of Headway Common Stock for the purpose of making an equity investment in the Issuer. HCM intends to continuously review its investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and those for the Issuer's securities in particular, other developments and other investment opportunities available to HCM. Based upon such review, HCM will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include the acquisition of additional shares of Headway Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, HCM may determine to dispose of some or all of the Headway Common Stock that it currently owns or that it may later acquire, either in the open market or in privately negotiated transactions, or to distribute some or all of the shares of Headway Common Stock to partners or employees of HCM. HCM may also determine to acquire all or substantially all of the voting capital stock of the Issuer or otherwise engage in a business combination with the Issuer or to seek additional representation on the Board of Directors of the Issuer.

            Other than as described above, HCM does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D
-----------------------------              -------------------------------------
CUSIP No. 422101105                                     PAGE 5 OF 6 PAGES
-----------------------------              -------------------------------------

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) and (b). HCM is not the beneficial owner of any shares of Headway Common Stock and does not have the sole power to vote and direct the voting and the sole power to dispose of and direct the disposition of any shares of Headway Common Stock.

            HCM hereby disclaims beneficial ownership of the 500,000 shares of Headway Common Stock owned by AWLP, which, together with the shares beneficially owned or deemed to be beneficially owned by HCM, constitute 4.3% of the total outstanding shares of Headway Common Stock.

            (c) Except as described herein, there have been no transactions by HCM or, to the knowledge of HCM, any other Reporting Person in securities of the Issuer during the past sixty days.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as set forth herein, to the knowledge of HCM, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            None

                                  SCHEDULE 13D
-----------------------------              -------------------------------------
CUSIP No. 422101105                                     PAGE 6 OF 6 PAGES
-----------------------------              -------------------------------------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2001

                                    HCM HIGH YIELD OPPORTUNITY FUND, L.P.

                                    By:   Blue Highway Management Limited,
                                          general partner



                                          By: /S/ OSKAR P. LEWNOWSKI
                                              ----------------------------------
                                              Name:  Oskar P. Lewnowski
                                              Title: Chairman